Via Facsimile to 202-772-9210

December 19, 2007

Ms. Carmen Moncada-Terry

Attorney Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:	Cimarex Energy Co.
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2007
File No. 001-31446

Dear Ms. Moncada-Terry:

We are providing the following responses to your comment letter dated December 5, 2007 regarding our executive compensation and other related disclosures in our March 30, 2007 proxy statement.  We confirm that in all cases where we have agreed to present the related information requested by the Staff, that we will also do so in future filings, as applicable.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Cimarex Energy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENTS/RESPONSES

For clarity we have retyped the text of the Staff’s comments in italics and then followed each comment with our response.

COMMENT

1.              Notwithstanding the representation that you provide in the introductory paragraph to your response letter, it is not clear from your responses where and how you will comply in future filings.  For example, we refer you to the responses to prior comments 1, 2, 3, 4, 5 and 7.  In those responses, as opposed to the responses to prior comments 6 and 8 in which you specifically state that you intend to provide the relevant disclosure in future filings, you do not provide any indication as to how you intend to comply with the comments.  Please revise your responses to specifically state the manner in which you intend to comply.  If you intend to provide responsive disclosure in future filings, please so state and briefly describe what you intend to include.  If you believe the comment is not applicable and that no revisions are required, please so state and briefly explain why you believe that the disclosure in the proxy statement for 2006 addresses our comment.

RESPONSES

Prior Comment 1.  Please clarify the respective roles of the committee, independent members of the board of directors to whom the committee makes its recommendations, the consultant and CEO in establishing and making final determinations of compensation.

We will revise our disclosure in future filings to clarify the respective roles of the Compensation and Governance Committee, our independent directors, the consultant  and the Chief Executive Officer in establishing and making final determinations of compensation.  Our disclosure will include substantially the information set forth in our response to Comment 1 dated September 21, 2007.

Prior Comment 2.  Please clarify which other elements of compensation you benchmark against.  Confirm whether the same peer group is used for comparison across different elements of compensation.  In this regard, you include references to what appears to be another group; namely, similarly sized companies based on market capitalization and revenue of companies in the Dow Jones U.S. Exploration & Production Index.  See generally, Item 402(b)(2)(xiv) of Regulation S-K.

As we described in our September 21, 2007 response, we use two peer groups in connection with executive compensation:  we use one peer group as a reference in benchmarking base pay and as a reference in reviewing total compensation, and we use a second more diverse peer group solely to determine relative industry stock price performance, which is a factor in determining our annual cash incentive award pool and vesting of long-term equity performance awards.  We will more clearly describe the two peer groups and the rationale for the use of the two different groups in future filings.  We will also clarify the specific elements of compensation that the peer group applies to.

Prior Comment 3.  Item 402(b)(1)(v) of Regulation S-K requires discussion and analysis of the factors that you considered in determining the amount of compensation awarded to each named executive officer.  Although you have identified financial and operational targets, you have omitted analysis of other factors, such as specific results achieved during the fiscal year, future potential, scope of responsibilities and experience that appear to have been a part of the Chief Executive Officer’s subjective evaluation of the performance of the named executive officers.  Disclose the material factors the CEO considered in determining the type and level of compensation awarded to the named executive officers.  With regard to the CEO, please provide an analysis of the quantitative and qualitative considerations the committee considered in awarding the CEO’s 2006 compensation during 2006.

We will disclose in future filings an analysis of other factors, if any, that may be a part of the Chief Executive Officer’s evaluation of the performance of the NEOs.  Our disclosure will include material factors, if any, that the CEO considered in determining the type and level of compensation awarded to NEOs.  Future filings will include considerations of the Compensation and Governance Committee in determining CEO compensation.

Prior Comment 4.  Please include a more detailed analysis of how you determined the varying types and amounts of post-termination event payout amounts.

We will disclose in future filings that the terms and conditions of post-termination benefits are based upon contractual agreements as more fully described in our September 21, 2007 response.  We will also clarify the manner of calculation of the amounts and the benefits payable under the post-termination events.

Prior Comment 5.  Discuss how you considered “performance and time in position” in making the final base salary pay determinations.  Additionally, to provide context to your disclosure, explain the statement that base pay target is not an entitlement.  Describe the circumstances, if any, that would result or have resulted in a downward adjustment of base pay.  For this element of compensation, and others, please specify the factors you considered in exercising discretion to adjust the amount of compensation.  Refer to instruction 2 to Item 402(b) which notes circumstances in which the discussion of events in prior years may be necessary to give context to the disclosure provided in the current year.

In our September 21, 2007 response, we agreed to remove from future filings the statement that “a base pay target of the 75th percentile is not an entitlement.”  We will state in future filings that individual performance objectives are not used in base pay determinations and that specific subjective criteria are not consistently applied on an ongoing basis by the CEO in recommending NEO base pay to the Compensation Committee.  We will generally describe the material factors considered by our CEO’s in recommending NEO base salary adjustments.  We will also clarify in future filings that we have no stated guidelines for reducing base pay.

Prior Comment 7.  Please provide your analysis of the purpose for the internal pay equity program and specify the ways in which this program may assist you in achieving your overall compensation objective.  See Item 402(b)(1)(vi) of Regulation S-K.

We will disclose in future filings that our internal pay equity guidelines are simply a tool we use to assist in establishing competitive pay levels that do not result in excessive pay for the CEO relative to other officers.

COMMENT

2.              Refer to your response to prior comment 3 and 4.  We reissue both comments in part.  Please explain the consideration given to individual performance and contributions in making compensation determinations.  Disclose the material factors the CEO considered in determining the type and level of compensation awarded to the named executive officers.  See Item 402(b)(1) of Regulation S-K.

RESPONSES

We will clarify in future filings the role, if any, that individual performance plays in determining overall compensation and each element thereof.  In 2006, individual performance was not a determining factor for either total compensation, annual incentive awards or long-term incentive awards.  In 2006, with respect to base pay adjustments, material factors considered included years of experience, time in position and scope of responsibility.

We will also disclose in future filings that post-termination benefits are determined in accordance with contractual arrangements set forth in the specific agreements described in the proxy statement.  We will also clarify that individual performance assessments, compensation arising from our annual compensation program and overall wealth accumulation are not factors that affect post-termination benefits.  We will also clarify in our disclosure about post-termination benefits that (i) Mr. Merelli’s employment agreement (which provides for post-

termination benefits) was with a predecessor company and that the agreement was assumed in 2002 by Cimarex at the time that it acquired that company, and (ii) that the NEO’s do not have employment agreements and that their post-termination benefits are the same as the post-termination benefits available to all full-time employees under the Cimarex Change in Control Severance Plan.

Should you have any questions regarding this response letter, please do not hesitate to call me at 303-295-3995.

Respectfully,

Paul Korus
Vice President and Chief Financial Officer